Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

16 December 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA



06010062

Re: **Countrywide plc, Rule 12g3-2(b) Exemption, File No. 82-34927**

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Countrywide plc, Rule 12g3-2(b) File No. 82-34927, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of section 18 of the Exchange Act of 1934.

Yours faithfully

p.

Shirley Law
Assistant Company Secretary
Countrywide plc

1/4

IN THE MATTER OF **Exemption file No. 82 – 34927**

Countrywide plc

And

US Securities Exchange Act 1934 ('1934 Act')

A list of documents released to the London Stock Exchange for filing with US Securities Exchange and Commission in compliance with Rules 12g3 - 2(b) under the 1934 Act for the period from 27 September to 15 December 2005.

Date of Publication	Heading	Short Description of the Information
28 September 2005	Notification of Transaction by Directors/ Persons Discharging Managerial Responsibilities	Grant of SAYE options to: H D Hill M C Nower G R Fitzjohn T Marris C P Shaw J Williams R A Scarff D B Fletcher G R Williams
30 September 2005	Transaction in own shares	Purchased 60,000 own shares held in treasury
3 October 2005	Transaction in own shares	Purchased 150,000 own shares held in treasury
4 October 2005	Transaction in own shares	Purchased 50,000 own shares held in treasury
18 October 2005	Transaction in own shares	Purchased 125,000 own shares held in treasury
21 October 2005	Transaction in own shares	Purchased 100,000 own shares held in treasury
26 October 2005	Transaction in own shares	Purchased 100,000 own shares held in treasury
28 October 2005	Holdings in company	Southeastern Asset Management Inc. 33,486,337 shares

31 October 2005	Transaction in own shares	Purchased 100,000 own shares held in treasury
1 November 2005	Transaction in own shares	Purchased 100,000 own shares held in treasury
1 November 2005	Application for block listing	Block listing 520,000 shares under SAYE (1996)
3 November 2005	Holdings in company	Southeastern Asset Management Inc. 31,503,256 shares
3 November 2005	Notification of Directors Shareholding	Exercise of 122,500 options & subsequent sale of 80,389 shares (retaining 42,111) under ESOS
9 November 2005	Holdings in company	Southeastern Asset Management Inc. 30,142,438 shares
9 November 2005	Holdings in company	Fidelity International Ltd 16,056,164 shares
9 November 2005	Holdings in company	Barclays plc 21,020,731 shares
11 November 2005	Notification of transaction by Directors	Grant of 145,439 EDIS options
15 November 2005	Chairman's Share dealing	C H Sporborg – sold 100,000 shares @ 378p
16 November 2005	Transaction in own shares	Purchased 100,000 own shares held in treasury
16 November 2005	Holdings in company	Goldman Sachs Group Inc. 10,898,541 shares
17 November 2005	Transaction in own shares	Purchased 100,000 own shares held in treasury
17 November 2005	Transaction in own shares	Purchased 100,000 own shares held in treasury
18 November 2005	Holdings in company Holdings in Company	Southeastern Asset Management 28,374,257 shares And

		Pine Capital LLC No longer have an interest in shares
18 November 2005	Transaction in own shares	Purchased 100,000 own shares held in treasury
21 November 2005	Transaction in own shares	Purchased 100,000 own shares held in treasury
23 November 2005	Transaction in own shares	Purchased 37,500 own shares held in treasury
23 November 2005	Holdings in company	Fidelity International Ltd 14,272,388 shares
23 November 2005	Transaction in own shares	Purchased 89,113 own shares held in treasury
24 November 2005	Holdings in company	Southeastern Asset Management 25,790,257 shares
28 November 2005	Holdings in company	Southeastern Asset Management 23,540,257 shares
28 November 2005	Notification of Directors Shareholding	Exercise of 148,877 EBT options
5 December 2005	Holdings in company	Southeastern Asset Management 16,940,257 shares
8 December 2005	Holdings in company	Artisan Partners Limited Partnership 7,157,315 shares
9 December 2005	Holdings in company	Fidelity International Limited 11,921,817 shares
12 December 2005	Holdings in company	Southeastern Asset Management 15,821,757 shares
12 December 2005	Holdings in company	Goldman Sachs Group Inc. 10,619,094 shares
15 December 2005	Trading Statement	Update in advance of the close period for the preliminary results on 14/3/06

RECEIVED
2006 JAN -4 P 12:50
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

28 September 2005

Notification of Transaction by Directors/Persons Discharging Managerial Responsibilities

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following grant of options over Ordinary 5p Shares in the Company in respect of directors/persons discharging managerial responsibilities of the Company as detailed below.

Name of Director	**Date of Notification**	**Date of Grant**	**Monthly Savings**	**No. of Options Granted**	**Option Price per Share**
H D Hill	28.09.05	23.09.05	£170	3,901	288p
M C Nower	28.09.05	23.09.05	£115	2,639	288p
Name of Executive Committee Members					
G R Fitzjohn	28.09.05	23.09.05	£100	2,295	288p
T Marris	28.09.05	23.09.05	£170	3,901	288p
C P Shaw	28.09.05	23.09.05	£75	1,721	288p
J Williams	28.09.05	23.09.05	£170	3,901	288p
R A Scarff	28.09.05	23.09.05	£170	3,901	288p
D B Fletcher	28.09.05	23.09.05	£170	3,901	288p
G R Williams	28.09.05	23.09.05	£170	3,901	288p

The options were granted to them on 23 September 2005 at 288p per share under the Company's Sharesave Plan. The savings contract is for five years and options are exercisable from 1 November 2010 to 30 April 2011.

Director/company Secretary
Countrywide plc

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

30 September 2005

Purchase of Own Shares

Pursuant to Resolution 13, passed at the AGM held on 27 April 2005, the Company was authorised to buyback up to 17,028,751 ordinary shares. The Board of Directors announces that on 29 September 2005 the Company purchased, through Panmure Gordon & Co., 60,000 ordinary shares of 5p each at 387p per share. This was subsequent to the Company's announcement in its Interim Report of 11 August 2005, in which the Directors stated that the Company would buyback shares up to the value of £6.3 million before the end of the year.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 335,039 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 178,536,596.



~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

P:\Legal Data\PatS\Announcements\Share Buyback 30Sep05.doc

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

3 October 2005

Transaction in Own Shares

Pursuant to Resolution 13, passed at the AGM held on 27 April 2005, the Company was authorised to buyback up to 17,028,751 ordinary shares. The Board of Directors announces that on 30 September 2005 the Company purchased, through Panmure Gordon & Co., 150,000 ordinary shares of 5p each at 391.4787p per share. This was subsequent to the Company's announcement in its Interim Report of 11 August 2005, in which the Directors stated that the Company would buyback shares up to the value of £6.3 million before the end of the year.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 485,039 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 178,386,596.



~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

P:\Legal Data\PatS\Announcements\Share Buyback 3Oct05.doc

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

4 October 2005

Transaction in Own Shares

Pursuant to Resolution 13, passed at the AGM held on 27 April 2005, the Company was authorised to buyback up to 17,028,751 ordinary shares. The Board of Directors announces that on 4 October 2005 the Company purchased, through Panmure Gordon & Co., 50,000 ordinary shares of 5p each at 394.8374p per share. This was subsequent to the Company's announcement in its Interim Report of 11 August 2005, in which the Directors stated that the Company would buyback shares up to the value of £6.3 million before the end of the year.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 535,039 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 178,336,596.

Director/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

18 October 2005

Transaction in Own Shares

Pursuant to Resolution 13, passed at the AGM held on 27 April 2005, the Company was authorised to buyback up to 17,028,751 ordinary shares. The Board of Directors announces that on 18 October 2005 the Company purchased, through Panmure Gordon & Co., 125,000 ordinary shares of 5p each at 378.938p per share. This was subsequent to the Company's announcement in its Interim Report of 11 August 2005, in which the Directors stated that the Company would buyback shares up to the value of £6.3 million before the end of the year.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 660,039 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 178,211,596.



~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

P:\Legal Data\PatS\Announcements\Share Buyback 18Oct05.doc

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

21 October 2005

Transaction in Own Shares

Pursuant to Resolution 13, passed at the AGM held on 27 April 2005, the Company was authorised to buyback up to 17,028,751 ordinary shares. The Board of Directors announces that on 20 October 2005 the Company purchased, through Panmure Gordon & Co., 100,000 ordinary shares of 5p each at 369.4p per share. This was subsequent to the Company's announcement in its Interim Report of 11 August 2005, in which the Directors stated that the Company would buyback shares up to the value of £6.3 million before the end of the year.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 760,039 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 178,111,596.



~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

26 October 2005

Transaction in Own Shares

Pursuant to Resolution 13, passed at the AGM held on 27 April 2005, the Company was authorised to buyback up to 17,028,751 ordinary shares. The Board of Directors announces that on 26 October 2005 the Company purchased, through Panmure Gordon & Co., 100,000 ordinary shares of 5p each at 360p per share. This was subsequent to the Company's announcement in its Interim Report of 11 August 2005, in which the Directors stated that the Company would buyback shares up to the value of £6.3 million before the end of the year.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 860,039 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 178,011,596.



~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

P:\Legal Data\PatS\Announcements\Share Buyback 26Oct05.doc

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

28 October 2005

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have received a notice dated 27 October 2005 from an official of Southeastern Asset Management, Inc., the extract of which is as follows:

"We hereby notify you that, as a result of sales made on October 26 2005, the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, have total aggregate ownership in the ordinary shares of Countrywide plc equalling 18.81% as of the date of this letter. Pursuant to Section 198 of the Companies Act 1985 (as amended), Southeastern hereby gives notice of the interest held by its clients in the ordinary shares of Countrywide plc.

The following schedule details the registered holders of the ordinary shares. Percentage holdings were calculated using an issued share capital of 178,019,272 ordinary shares.

Registered Holder	Holding	Percentage
Nortrust Nominees Ltd	9,460,000	5.31
Mellon Nominees (UK) Ltd	7,008,336	3.94
Harewood Nominees	2,718,000	1.53
The Bank of New York (Nominees) Ltd	4,294,001	2.41
Chase Nominees Ltd	3,990,000	2.24
JP Morgan Chase	610,000	0.34
State Street Nominees Ltd	5,034,000	2.83
Euroclear Nominees Ltd	372,000	0.21
Totals	**33,486,337**	**18.81%** "

They have decreased their holding from 35,733,602 shares reported on 5 May 2005 to 33,486,337 shares which equates to 18.81% of the issued share capital.



Company Secretary/~~Director~~
Countrywide plc

c.c. H D Hill
M C Nower
G White

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

31 October 2005

Transaction in Own Shares

Pursuant to Resolution 13, passed at the AGM held on 27 April 2005, the Company was authorised to buyback up to 17,028,751 ordinary shares. The Board of Directors announces that on 31 October 2005 the Company purchased, through Panmure Gordon & Co., 100,000 ordinary shares of 5p each at 365p per share. This was subsequent to the Company's announcement in its Interim Report of 11 August 2005, in which the Directors stated that the Company would buyback shares up to the value of £6.3 million before the end of the year.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 960,039 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 177,919,272.



~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

P:\Legal Data\PatS\Announcements\Share Buyback 31Oct05.doc

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

1 November 2005

Transaction in Own Shares

Pursuant to Resolution 13, passed at the AGM held on 27 April 2005, the Company was authorised to buyback up to 17,028,751 ordinary shares. The Board of Directors announces that on 1 November 2005 the Company purchased, through Panmure Gordon & Co., 100,000 ordinary shares of 5p each at 367p per share. This was subsequent to the Company's announcement in its Interim Report of 11 August 2005, in which the Directors stated that the Company would buyback shares up to the value of £6.3 million before the end of the year.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 1,060,039 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 177,819,272.



Director/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

1 November 2005

Countrywide plc (the "Company")

Application for additional listing

An application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 520,000 Ordinary Shares of 5p each ("Shares") to be admitted to the Official List and to trading on the London Stock Exchange.

These shares are being reserved as a block listing pending the allotment of shares to employees who exercise share options under the terms of the Savings Related Share Option Scheme (1996).

These shares shall rank pari passu in all respects with the existing shares of the Company in issue.



Director/Company Secretary
Countrywide plc

For enquiries:

H D Hill: 01376 533700

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

3 November 2005

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have received a notice dated 2 November 2005 from an official of Southeastern Asset Management, Inc., the extract of which is as follows:

"We hereby notify you that, as a result of sales made on November 2 2005, the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, have total aggregate ownership in the ordinary shares of Countrywide plc equalling 17.71% as of the date of this letter. Pursuant to Section 198 of the Companies Act 1985 (as amended), Southeastern hereby gives notice of the interest held by its clients in the ordinary shares of Countrywide plc.

The following schedule details the registered holders of the ordinary shares. Percentage holdings were calculated using an issued share capital of 177,874,754 ordinary shares.

Registered Holder	Holding	Percentage
Nortrust Nominees Ltd	9,334,000	5.25
Mellon Nominees (UK) Ltd	6,798,255	3.82
Harewood Nominees	2,718,000	1.53
The Bank of New York (Nominees) Ltd	3,525,001	1.98
Chase Nominees Ltd	3,990,000	2.24
JP Morgan Chase	175,000	0.10
State Street Nominees Ltd	4,591,000	2.58
Euroclear Nominees Ltd	372,000	0.21
Totals	**31,503,256**	**17.71%** "

They have decreased their holding from 33,486,337 shares reported on 28 October 2005 to 31,503,256 shares which equates to 17.71% of the issued share capital.



Company Secretary/~~Director~~
Countrywide plc

c.c. H D Hill
M C Nower
G White

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

3 November 2005

Increase in Director's Shareholding

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following increase in the shareholding of Ordinary 5p Shares in the Company, resulting from exercise of options and sale of shares in respect of Mr M C Nower, Group Finance Director of the Company.

Exercise of Options

Date of Exercise	Date of Notification	Options Exercised	Price Per Share	Date Acquired	No. of Ord. 5p Shares Acquired
03/11/05	03/11/05	122,500	158p	03/11/05	122,500

Mr Nower was originally granted 245,000 options at 131p per share on 18 March 1999 by Countrywide Assured Group plc, now Balanus Limited, under the Executive Share Option Scheme (1996). On 21 May 2004 (the date the Scheme of Arrangement became effective), options were exchanged and, following adjustment, Mr Nower held options over 122,500 Ordinary Shares of 5p each in Countrywide plc at 158p per share. The exercise period was from 18 March 2002 to 18 March 2006.

Sale of Shares

Date of Transaction	Date of Notification	No. of Shares Sold	Price Per Share	Total Shareholding after Event	Percentage of issued share capital
03/11/05	03/11/05	80,389	383p	194,598	0.109%

Following the exercise of 122,500 options at 158p per share under the Executive Share Option Scheme (1996), detailed above, Mr Nower retains 42,111 shares, having sold 80,389 shares at 383p per share to pay the subscription price, income tax liability on the gain from the exercise of these options and stockbrokers commission.

Following the above transaction, Mr Nower's shareholding in Countrywide plc was increased by 42,111 shares from 152,487 shares to 194,598 shares (including Mrs Nower's holding of 5,275 shares).



~~Director~~/Company Secretary
Countrywide plc

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

9 November 2005

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have received a notice dated 8 November 2005 from an official of Southeastern Asset Management, Inc., the extract of which is as follows:

"We hereby notify you that, as a result of sales made on November 2 2005, the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, have total aggregate ownership in the ordinary shares of Countrywide plc equalling 16.93% as of the date of this letter. Pursuant to Section 198 of the Companies Act 1985 (as amended), Southeastern hereby gives notice of the interest held by its clients in the ordinary shares of Countrywide plc.

The following schedule details the registered holders of the ordinary shares. Percentage holdings were calculated using an issued share capital of 177,992,876 ordinary shares.

Registered Holder		Holding	Percentage
Nortrust Nominees Ltd		9,334,000	5.24
Mellon Nominees (UK) Ltd		6,415,336	3.60
Harewood Nominees		2,718,000	1.53
The Bank of New York (Nominees) Ltd		3,007,000	1.69
Chase Nominees Ltd		3,530,102	1.98
JP Morgan Chase		175,000	0.10
State Street Nominees Ltd		4,591,000	2.58
Euroclear Nominees Ltd		372,000	0.21
	Totals	**30,142,438**	**16.93%** "

They have decreased their holding from 31,503,256 shares reported on 3 November 2005 to 30,142,438 shares which equates to 16.93% of the issued share capital.



Company Secretary/~~Director~~
Countrywide plc

c.c. H D Hill
M C Nower
G White

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

9 November 2005

Notification of Share Interest
Pursuant to Sections 198-203 of the Companies Act 1985

We have received a notice dated 7 November 2005 from an official of Fidelity International Limited (FIL) that it has an aggregate notifiable interest in 16,056,164 Ordinary Shares of 5p each in Countrywide plc. On the basis of an issued share capital of 177,992,876 this represents 9.02% of the Company's shares in issue.

FIL holds them for various direct and indirect subsidiaries, including Fidelity Investment Services Limited (FISL); Fidelity Gestion (FIGEST); Fidelity Investments Advisory (Korea) Limited (FIA[K]JL); Fidelity Investments Management (Hong Kong) Limited (FIMHK); Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies, institutional clients. (See Schedule A for listing of registered shareholders and their holdings.

The notifiable interest also comprises the notifiable interest of Mr Edward C Johnson 3d, a principal shareholder of FIL.

The notifiable interest includes interest held on behalf of authorised unit trust schemes in the UK notwithstanding the exemption from reporting pursuant to section 209(1) (h) of the Act.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 204 of the Act respectively.

They have decreased their holding from 17,695,728 shares reported on 19 September 2005 to 16,056,164 shares, which equates to 9.02% of the issued share capital.



Company Secretary/~~Director~~
Countrywide plc

c.c. H D Hill
M C Nower
G White, CPS

P:\Legal Data\PatS\Announcements\Fidelity 9Nov05.doc

Schedule A

Security: Countrywide plc

Ordinary Shares Held	**Management Company**	**Nominee/Registered Name**
78,875	EPM	Bank of New York Europe LDN
558,844	FII	J P Morgan, Bournemouth
540,406	FIL	Brown Bros Harriman Ltd LUX
13,134,986	FISL	J P Morgan, Bournemouth
394,353	FPM	Bank of New York Brussels
70,300	FPM	Citibank London
32,300	FPM	Clydesdale Bank plc
113,000	FPM	Mellon Bank
875,700	FPM	Northern Trust London
257,400	FPM	State Str Bank and TR Co Ldn (s)

Total Ordinary Shares: 16,056,164

Key:

FISL = Fidelity Investment Services Limited

FPM = Fidelity Pension Management Investment Managers and various non-US investment companies and institutional clients

FIL = Fidelity International Limited

FII = Fidelity Investments International

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

9 November 2005

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 8 November 2005 from an official of Barclays plc, the extract of which is as follows:

"I hereby inform you that as at 7 November 2005, Barclays PLC through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 11.81%

Details of this interest, together with a breakdown of registered holders (as required by Section 202 (3) of the Act), are enclosed".

They have decreased their holding from 22,694,381 shares notified on 9 September 2005 to 21,020,731 shares which equates to 11.81% of the issued share capital.



~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G White

P:\Legal Data\PatS\Announcements\Barclays 9Nov05.doc

LEGAL ENTITY REPORT

COUNTRYWIDE

SEDOL :
B00FQ06

As at 7 November 2005 Barclays PLC, through the legal entities listed below, had a notifiable interest in 21,020,731 ORD GBP0.05

Legal Entity	Holding	Percentage Held
Barclays Global Investors Australia Ltd	12,650	0.01%
Barclays Capital Securities Ltd	685,548	0.39%
Gerrard Ltd	24,908	0.01%
Barclays Global Investors Japan Ltd	311,383	0.17%
Woolwich Unit Trust Managers Ltd	1,522,287	0.86%
Gerrard Ltd	9,537	0.01%
Barclays Global Investors Ltd	7,009,254	3.94%
Barclays Global Investors, N.A.	283,177	0.16%
Barclays Global Investors Ltd	10,319,166	5.80%
Barclays Life Assurance Co Ltd	842,821	0.47%
Group Holding	21,020,731	11.81%

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

11 November 2005

The Board of Directors of Countrywide plc announces that the Board has today received the following:-

Notification of transaction by Directors

The Trustees of the Employee Benefit Trust have notified that on 3 November 2005, the following options over ordinary 5p shares in Countrywide plc were granted to Mr M C Nower, Group Finance Director of the Company.

Date of Grant	Date of Notification	No. of Options Granted	Price per Share	Scheme
3.11.2005	11.11.2005	145,439	nilp	Executive Deferred Incentive Scheme (1996)

Mr Nower became entitled to these additional rights following his recent exercise of 122,500 replacement options at 158p per share granted on 18 March 1999 by Countrywide Assured Group plc under the Executive Share Option Scheme (1996). These rights were to acquire 145,439 Ordinary Shares in Countrywide plc at nil cost, exercisable from 3 November 2005 to 12 May 2006. The exercise of his options was announced on 3 November 2005.

This is an announceable occurrence because the following Directors of Countrywide plc are included within the class of beneficiaries of the Trust although they have not themselves exercised any rights:

Harry D Hill
Michael C Nower

The purchase, allocation, sale and transfer of shares are at the discretion of the Trustees. The Directors named were deemed to have an interest in these shares. Their total shareholdings now amount to 1,454,438, shares, including their interest in the shares held by the Trustees, representing 0.817% of the issued share capital of the Company.



~~Director~~/Company Secretary
Countrywide plc

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

15 November 2005

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following sale of Ordinary 5p Shares in the Company in respect of Mr C H Sporborg, Chairman of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares Sold	Price Per Share
15/11/05	15/11/05	C H Sporborg	100,000	378p

Following the above transaction, Mr Sporborg's shareholding in the Company has decreased from 150,000 to 50,000 shares, representing 0.028% of the issued share capital of the Company.



Director/Company Secretary
Countrywide plc

P:\Legal Data\PatS\Announcements\Sporborg sale of shares 15Nov05.doc

16 November 2005

Transaction in Own Shares

Pursuant to Resolution 13, passed at the AGM held on 27 April 2005, the Company was authorised to buyback up to 17,028,751 ordinary shares. The Board of Directors announces that on 15 November 2005 the Company purchased, through Panmure Gordon & Co., 100,000 ordinary shares of 5p each at 378p per share. This was subsequent to the Company's announcement in its Interim Report of 11 August 2005, in which the Directors stated that the Company would buyback shares up to the value of £6.3 million before the end of the year.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 1,160,039 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 177,917,702.

Director/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

16 November 2005

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

We have received a notice dated 14 November 2005 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

> "We hereby notify you that as at close of business on 10 November 2005, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 10,898,541 shares.
>
> Of these 10,898,541 shares:

- The interest in 7,795,101 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.
- The interest in 3,103,440 shares arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP".

They have increased their shareholding from 9,031,835 shares in Countrywide plc reported on 19 September 2005 to 10,898,541 shares. This equates to 6.13% of the total issued share capital of 177,917,702 shares.



~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

17 November 2005

Transaction in Own Shares

Pursuant to Resolution 13, passed at the AGM held on 27 April 2005, the Company was authorised to buyback up to 17,028,751 ordinary shares. The Board of Directors announces that on 16 November 2005 the Company purchased, through Panmure Gordon & Co., 100,000 ordinary shares of 5p each at 378.1359p per share. This was subsequent to the Company's announcement in its Interim Report of 11 August 2005, in which the Directors stated that the Company would buyback shares up to the value of £6.3 million before the end of the year.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 1,260,039 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 177,817,702.



Director/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

17 November 2005

Transaction in Own Shares

Pursuant to Resolution 13, passed at the AGM held on 27 April 2005, the Company was authorised to buyback up to 17,028,751 ordinary shares. The Board of Directors announces that on 17 November 2005 the Company purchased, through Panmure Gordon & Co., 100,000 ordinary shares of 5p each at 378.5p per share. This was subsequent to the Company's announcement in its Interim Report of 11 August 2005, in which the Directors stated that the Company would buyback shares up to the value of £6.3 million before the end of the year.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 1,360,039 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 177,717,702.



~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

18 November 2005

1. **Notification of Share Interest**
   Sections 198-203 of the Companies Act 1985

We have received a notice dated 17 November 2005 from an official of Southeastern Asset Management, Inc., the extract of which is as follows:

"We hereby notify you that, as a result of sales made on November17 2005, the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, have total aggregate ownership in the ordinary shares of Countrywide plc equalling 15.97% as of the date of this letter. Pursuant to Section 198 of the Companies Act 1985 (as amended), Southeastern hereby gives notice of the interest held by its clients in the ordinary shares of Countrywide plc.

The following schedule details the registered holders of the ordinary shares. Percentage holdings were calculated using an issued share capital of 177,718,202 ordinary shares.

Registered Holder	Holding	Percentage
Nortrust Nominees Ltd	9,001,819	5.07
Mellon Nominees (UK) Ltd	5,335,438	3.00
Harewood Nominees	2,718,000	1.53
The Bank of New York (Nominees) Ltd	3,007,000	1.69
Chase Nominees Ltd	3,174,000	1.79
JP Morgan Chase	175,000	0.10
State Street Nominees Ltd	4,591,000	2.58
Euroclear Nominees Ltd	372,000	0.21
Totals	**28,374,257**	**15.97%** "

They have decreased their holding from 30,142,438 shares reported on 9 November 2005 to 28,374,257 shares which equates to 15.97% of the issued share capital.

2. Notification of Share Interest
Sections 198 – 203 of the Companies Act 1985

We have also received a notice dated 17 November 2005 from an official of Lone Pine Capital LLC, informing the company that they no longer have a notifiable interest in the ordinary shares of Countrywide plc.

They previously held 5,657,072 shares reported on 8 October 2004.



Company Secretary/~~Director~~
Countrywide plc

c.c. H D Hill
M C Nower
G White

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

18 November 2005

Transaction in Own Shares

Pursuant to Resolution 13, passed at the AGM held on 27 April 2005, the Company was authorised to buyback up to 17,028,751 ordinary shares. The Board of Directors announces that on 18 November 2005 the Company purchased, through Panmure Gordon & Co., 100,000 ordinary shares of 5p each at 383p per share. This was subsequent to the Company's announcement in its Interim Report of 11 August 2005, in which the Directors stated that the Company would buyback shares up to the value of £6.3 million before the end of the year.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 1,460,039 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 177,618,202.



~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

21 November 2005

Transaction in Own Shares

Pursuant to Resolution 13, passed at the AGM held on 27 April 2005, the Company was authorised to buyback up to 17,028,751 ordinary shares. The Board of Directors announces that on 21 November 2005 the Company purchased, through Panmure Gordon & Co., 100,000 ordinary shares of 5p each at 382p per share. This was subsequent to the Company's announcement in its Interim Report of 11 August 2005, in which the Directors stated that the Company would buyback shares up to the value of £6.3 million before the end of the year.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 1,560,039 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 177,578,202.



~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

23 November 2005

Transaction in Own Shares

Pursuant to Resolution 13, passed at the AGM held on 27 April 2005, the Company was authorised to buyback up to 17,028,751 ordinary shares. The Board of Directors announces that on 22 November 2005 the Company purchased, through Panmure Gordon & Co., 37,500 ordinary shares of 5p each at 381.2084p per share. This was subsequent to the Company's announcement in its Interim Report of 11 August 2005, in which the Directors stated that the Company would buyback shares up to the value of £6.3 million before the end of the year.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 1,597,539 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 177,480,702.



~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

Countrywide plc
Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

23 November 2005

Notification of Share Interest
Pursuant to Sections 198-203 of the Companies Act 1985

We have received a notice dated 22 November 2005 from an official of Fidelity International Limited (FIL) that it has an aggregate notifiable interest in 14,272,388 Ordinary Shares of 5p each in Countrywide plc. On the basis of an issued share capital of 177,480,702 this represents 8.042% of the Company's shares in issue.

FIL holds them for various direct and indirect subsidiaries, including Fidelity Investment Services Limited (FISL); Fidelity Gestion (FIGEST); Fidelity Investments Advisory (Korea) Limited (FIA[K]JL); Fidelity Investments Management (Hong Kong) Limited (FIMHK); Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies, institutional clients. (See Schedule A for listing of registered shareholders and their holdings.

The notifiable interest also comprises the notifiable interest of Mr Edward C Johnson 3d, a principal shareholder of FIL.

The notifiable interest includes interest held on behalf of authorised unit trust schemes in the UK notwithstanding the exemption from reporting pursuant to section 209(1) (h) of the Act.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 204 of the Act respectively.

They have decreased their holding from 16,056,164 shares reported on 9 November 2005 to 14,272,388 shares, which equates to 8.042% of the issued share capital.



Company Secretary/~~Director~~
Countrywide plc

c.c. H D Hill
M C Nower
G White

P:\Legal Data\PatS\Announcements\Fidelity 23Nov05.doc

Schedule A

Security: Countrywide plc

Ordinary Shares Held	Management Company	Nominee/Registered Name
78,875	EPM	Bank of New York Europe LDN
459,388	FII	J P Morgan, Bournemouth
490,126	FIL	Brown Bros Harriman Ltd LUX
11,546,796	FISL	J P Morgan, Bournemouth
381,103	FPM	Bank of New York Brussels
70,300	FPM	Citibank London
28,400	FPM	Clydesdale Bank plc
97,400	FPM	Mellon Bank
869,900	FPM	Northern Trust London
250,100	FPM	State Str Bank and TR Co Ldn (s)

Total Ordinary Shares: 14,272,388

Key:

FISL = Fidelity Investment Services Limited

FPM = Fidelity Pension Management Investment Managers and various non-US investment companies and institutional clients

FIL = Fidelity International Limited

FII = Fidelity Investments International

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

23 November 2005

Transaction in Own Shares

Pursuant to Resolution 13, passed at the AGM held on 27 April 2005, the Company was authorised to buyback up to 17,028,751 ordinary shares. The Board of Directors announces that on 23 November 2005 the Company purchased, through Panmure Gordon & Co., 89,113 ordinary shares of 5p each at 380.8597p per share. This was subsequent to the Company's announcement in its Interim Report of 11 August 2005, in which the Directors stated that the Company would buyback shares up to the value of £6.3 million before the end of the year.

The purchased shares will all be held as treasury shares. Following the above final purchase, Countrywide plc now holds in total 1,686,652 treasury shares at an average price of £373.5209p per share, amounting to a total consideration of £6,299,997.46. The programme for buyback of own shares is now complete.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 177,403,561.



Director/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

24 November 2005

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have received a notice dated 23 November 2005 from an official of Southeastern Asset Management, Inc., the extract of which is as follows:

"We hereby notify you that, as a result of sales made on November 23 2005, the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, have total aggregate ownership in the ordinary shares of Countrywide plc equalling 14.54% as of the date of this letter. Pursuant to Section 198 of the Companies Act 1985 (as amended), Southeastern hereby gives notice of the interest held by its clients in the ordinary shares of Countrywide plc.

The following schedule details the registered holders of the ordinary shares. Percentage holdings were calculated using an issued share capital of 177,403,561 ordinary shares.

Registered Holder		Holding	Percentage
Nortrust Nominees Ltd		8,982,819	5.06
Mellon Nominees (UK) Ltd		4,834,336	2.73
Harewood Nominees		2,718,000	1.53
The Bank of New York (Nominees) Ltd		1,940,000	1.09
Chase Nominees Ltd		2,177,102	1.23
JP Morgan Chase		175,000	0.10
State Street Nominees Ltd		4,591,000	2.59
Euroclear Nominees Ltd		372,000	0.21
	Totals	**25,790,257**	**14.54%** "

They have decreased their holding from 28,374,257 shares reported on 18 November 2005 to 25,790,257 shares which equates to 14.54% of the issued share capital.



Company Secretary/Director
Countrywide plc

c.c. H D Hill
M C Nower

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

28 November 2005

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have received a notice dated 25 November 2005 from an official of Southeastern Asset Management, Inc., the extract of which is as follows:

"We hereby notify you that, as a result of sales made on November 25 2005, the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, have total aggregate ownership in the ordinary shares of Countrywide plc equalling 13.27% as of the date of this letter. Pursuant to Section 198 of the Companies Act 1985 (as amended), Southeastern hereby gives notice of the interest held by its clients in the ordinary shares of Countrywide plc.

The following schedule details the registered holders of the ordinary shares. Percentage holdings were calculated using an issued share capital of 177,403,561 ordinary shares.

Registered Holder	Holding	Percentage
Nortrust Nominees Ltd	8,909,921	5.02
Mellon Nominees (UK) Ltd	4,834,336	2.73
The Bank of New York (Nominees) Ltd	1,940,000	1.09
State Street Nominees Ltd	4,591,000	2.59
JP Morgan Chase	175,000	0.10
Harewood Nominees	2,718,000	1.53
Euroclear Nominees Ltd	372,000	0.21
Totals	**23,540,257**	**13.27%** "

They have decreased their holding from 25,790,257 shares reported on 24 November 2005 to 23,540,257 shares which equates to 13.27% of the issued share capital.



Company Secretary/Director
Countrywide plc

c.c. H D Hill
M C Nower

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

28 November 2005

The Board of Directors of Countrywide plc announces that the Board has today received the following:

Notification of Transaction by a Director

The Trustees of the Employee Benefit Trust have notified that on 25 November 2005 the following increase in the shareholding of Ordinary 5p Shares in the Company held by M C Nower, Group Finance Director of the Company, took place. This was as a result of his exercise of options and sale of shares.

1) **Exercise of Options**

Date of Exercise	Date of Notification	Options Exercised	Price Per Share	Date Acquired	No. of Ord. 5p Shares Acquired
25/11/05	28/11/05	148,877	nilp	25/11/05	148,877

Mr Nower became entitled to additional rights of 145,439 over ordinary 5p shares in the Company at nil cost, announced on 11 November 2005, held by the Trustees of the Employee Benefit Trust.

This has arisen from his recent exercise of replacement options granted on 18 March 1999 by Countrywide Assured Group plc, under the Executive Share Option Scheme (1996), details of which were announced on 3 November 2005. On 25 November 2005, he also exercised 3,438 rights over Ordinary 5p shares in the Company granted on 12 May 1999 at nil cost, held by the Trustees of the Employee Benefit Trust.

2) Sale of Shares

Date of Transaction	Date of Notification	No. of Shares Sold	Price Per Share	Total Shareholding after Event	Percentage of issued share capital
25/11/05	28/11/05	75,000	385p	268,475	0.15%

This is an announceable occurrence because the following Directors of Countrywide plc are included within the class of beneficiaries of the Trust:

Harry D Hill
Michael C Nower

The purchase, allocation, sale and transfer of shares are at the discretion of the Trustees. The Directors named were deemed to have an interest in these shares. Their total shareholdings now amount to 1,379,438, shares, including their interest in the shares held by the Trustees, representing 0.778% of the issued share capital of the Company

3) **Current Shareholding**

Following the above transactions, Mr Nower's shareholding in Countrywide plc was increased by 73,877 shares from 194,598 shares to 268,475 shares (including Mrs Nower's holding of 5,275 shares).



~~Director~~/Company Secretary
Countrywide plc

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

5 December 2005

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have received a notice dated 2 December 2005 from an official of Southeastern Asset Management, Inc., the extract of which is as follows:

"We hereby notify you that, as a result of sales made on December 2 2005, the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, have total aggregate ownership in the ordinary shares of Countrywide plc equalling 9.55% as of the date of this letter. Pursuant to Section 198 of the Companies Act 1985 (as amended), Southeastern hereby gives notice of the interest held by its clients in the ordinary shares of Countrywide plc.

The following schedule details the registered holders of the ordinary shares. Percentage holdings were calculated using an issued share capital of 177,422,291 ordinary shares.

Registered Holder	Holding	Percentage
Nortrust Nominees Ltd	4,995,921	2.82
Mellon Nominees (UK) Ltd	3,956,336	2.23
The Bank of New York (Nominees) Ltd	1,940,000	1.09
State Street Nominees Ltd	4,591,000	2.59
JP Morgan Chase	175,000	0.10
Harewood Nominees	910,000	1.51
Euroclear Nominees Ltd	372,000	0.21
Totals	**16,940,257**	**9.55%** "

They have decreased their holding from 23,540,257 shares reported on 28 November 2005 to 16,940,257 shares which equates to 9.55% of the issued share capital.



Company Secretary/~~Director~~
Countrywide plc

c.c. H D Hill
M C Nower
G White

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

8 December 2005

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received a notice dated 7 December 2005 from an official of Artisan Partners Limited Partnership, the extract of which is as follows.

"We hereby notify you in fulfilment of the obligations of disclosure imposed by the provisions of Sections 198 to 203 of the Companies Act (1985) (the **"Act"**), that:

(a) As at December 6, 2005 Artisan Partners Limited Partnership was interested for the purposes of the Act in 7,157,315 ordinary shares of five pence (5p) each comprised in the relevant share capital, as defined in section 198(2) of the Act, of Countrywide plc (the **"Relevant Shares"**);

(b) The registered holders of the Relevant Shares are:

Nominee	Shares
State Street Nominees Limited	4,788,086
Bank of New York	1,059,401
Boston Safe	713,843
Brown Brothers Harriman	405,282
Chase Nominees Ltd	190,703
TOTAL	7,157,315

(c) Artisan Partners Limited Partnership is interested in the Relevant Shares by virtue of Section 208(4)(b) of the Act; and

(d) This notification is given on behalf of Artisan Partners Limited Partnership and its registered address is at 875 East Wisconsin Avenue, Suite 800, Milwaukee W1 53202"

They have increased their shareholding from 5,939,167 shares reported on 29 April 2005 to 7,157,315 shares. On the basis of issued share capital of 177,422,291, the holding of 7,157,315 shares represents 4.03% of the Company's shares in issue.



~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

9 December 2005

Notification of Share Interest
Pursuant to Sections 198-203 of the Companies Act 1985

We have received a notice dated 9 December 2005 from an official of Fidelity International Limited (FIL) that it has an aggregate notifiable interest in 11,921,817 Ordinary Shares of 5p each in Countrywide plc. On the basis of an issued share capital of 177,422,291 this represents 6.72% of the Company's shares in issue.

FIL holds them for various direct and indirect subsidiaries, including Fidelity Investment Services Limited (FISL); Fidelity Gestion (FIGEST); Fidelity Investments Advisory (Korea) Limited (FIA[K]JL); Fidelity Investments Management (Hong Kong) Limited (FIMHK); Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies, institutional clients. (See Schedule A for listing of registered shareholders and their holdings.

The notifiable interest also comprises the notifiable interest of Mr Edward C Johnson 3d, a principal shareholder of FIL.

The notifiable interest includes interest held on behalf of authorised unit trust schemes in the UK notwithstanding the exemption from reporting pursuant to section 209(1) (h) of the Act.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 204 of the Act respectively.

They have decreased their holding from 14,272,388 shares reported on 23 November 2005 to 11,921,817 shares, which equates to 6.72% of the issued share capital.



Company Secretary/~~Director~~
Countrywide plc

c.c. H D Hill
M C Nower
G White

Schedule A

Security: Countrywide plc

Ordinary Shares Held	Management Company	Nominee/Registered Name
5,600	N/A	N/A
799,400	FPM	Northern Trust London
381,103	FPM	Bank of New York Brussels
250,100	FPM	State Str Bank and TR Co Ldn (s)
97,400	FPM	Mellon Bank
78,875	FPM	Bank of New York Europe LDN
70,300	FPM	Citibank London
28,400	FPM	Clydesdale Bank plc
9,389,325	FISL	J P Morgan, Bournemouth
490,126	FIL	Brown Bros Harrimn Ltd LUX
331,188	FII	J P Morgan, Bournemouth

Total Ordinary Shares: 11,921,817

Key:

FISL = Fidelity Investment Services Limited

FPM = Fidelity Pension Management Investment Managers and various non-US investment companies and institutional clients

FIL = Fidelity International Limited

FII = Fidelity Investments International

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

12 December 2005

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have received a notice dated 9 December 2005 from an official of Southeastern Asset Management, Inc., the extract of which is as follows:

"We hereby notify you that, as a result of sales made on December 8 2005, the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, have total aggregate ownership in the ordinary shares of Countrywide plc equalling 8.92% as of the date of this letter. Pursuant to Section 198 of the Companies Act 1985 (as amended), Southeastern hereby gives notice of the interest held by its clients in the ordinary shares of Countrywide plc.

The following schedule details the registered holders of the ordinary shares. Percentage holdings were calculated using an issued share capital of 177,426,054 ordinary shares.

Registered Holder	Holding	Percentage
Nortrust Nominees Ltd	4,995,921	2.82
Mellon Nominees (UK) Ltd	3,502,836	1.98
The Bank of New York (Nominees) Ltd	1,940,000	1.09
State Street Nominees Ltd	3,926,000	2.21
JP Morgan Chase	175,000	0.10
Harewood Nominees	910,000	0.51
Euroclear Nominees Ltd	372,000	0.21
Totals	**15,821,757**	**8.92%** "

They have decreased their holding from 16,940,257 shares reported on 5 December 2005 to 15,821,757 shares which equates to 8.92% of the issued share capital.



Company Secretary/~~Director~~
Countrywide plc

c.c. H D Hill
M C Nower

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

12 December 2005

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

We have received a notice dated 9 December 2005 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

"We hereby notify you that as at close of business on 6 December 2005, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 10,619,094 shares.

Of these 10,619,094 shares:

- The interest in 7,337,654 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

- The interest in 3,281,440 shares arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP".

They have decreased their shareholding from 10,898,541 shares in Countrywide plc reported on 16 November 2005 to 10,619,094 shares. This equates to 5.99% of the total issued share capital of 177,426,054 shares.



~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower

P:\Legal Data\PatS\Announcements\Goldman Sachs 12 Dec05.doc

Trading Statement

Countrywide is due to release its preliminary results on the 14th March 2006, and is providing this update in advance of the close period.

Estate Agency

The volume of completed home sales in 2005 is likely to be at the lowest level for 30 years. However, we are pleased to report that the gradual improvement in trading conditions that we have experienced since the very low points in the winter/early spring of 2004/2005 has continued. Although, in our experience, house prices have remained reasonably stable throughout the year, the volumes of newly arranged sales have improved and, most unusually, the fee value of sales arranged in November exceeds that experienced in October. As a consequence, the pipeline of fees attached to sales in the hands of conveyancers awaiting exchange of contract, now exceeds £76.8m (on the 30.11.05) a figure some £16.7m higher than 12 months ago when, immediately following our acquisition of an agency/surveyors business from the Bradford & Bingley plc, we had 54 more sales offices.

In the same period, commission rates across the enlarged business have increased from 1.58% to 1.69% despite intense ongoing downward pressure on fees across the whole Country – a performance about which our management team is justifiably proud.

Financial Services

Although adversely affected by a variety of factors in the early part of the year, most particularly, substantially fewer selling opportunities, high staff turnover and price resistance to our life protection products – we have seen a marked improvement during the second half of the year and during the fourth quarter were able to integrate into our selling compliance framework the majority of the consultants working in the former B&B agency offices.

Whilst productivity shortfalls between the respective sales forces continues to exist, we are confident of being able to close the gap in 2006. Lower pricing of the life products introduced in the third quarter of 2005 has also seen a substantial uplift in sales and retention in the intervening period.

Surveyors

Trading conditions have been challenging throughout the year for a number of reasons. The B&B agency/surveying acquisition has lead to over capacity in our surveying division this year, depressing the near term profitability of the business, but it positions us well for the introduction of HIPS in 2007. Reduction in the overall volume of re-mortgage business – and the market share contraction at our most valuable supplier of survey work have impacted trading.

Conveyancing

The problems to this division caused by the failure of a new computer system have been fully reported earlier. The initial stages of the replacement system have been successfully completed and tested.

HIPS & SIPPS

Following the formal confirmation of the introduction of HIPS on the 1st July 2007, we are now able to further develop our implementation and investment plans to meet the needs of this changing market.

Along with others, we were disappointed to note the Chancellor's recent decision to remove residential property from Self Administered Pension Plans in 2006. However, whilst our lettings business will not be able to benefit from this opportunity, the effects on the Group's result is not material.

Conclusion

2005 has been, for the most part, a very challenging year for Countrywide. For much of the year we have suffered from below long run average transaction volumes. At the same time, we have been integrating the largely underperforming agency/financial services and surveyors business acquired in 2004 into our core business. However, we believe that we have made enormously successful steps to merge the two businesses and are gratified to have seen a tick up in market activity as the year has progressed.

With two months' results outstanding, we are currently comfortable that the Group's year-end performance will be in line with current consensus.

Since August 2005, £6.3m has been used to buy back shares in the market and £1.7m to pay a 1p interim dividend. In the future, the Board intends to use both methods as appropriate to provide returns to shareholders.

Given a reasonably benign interest rate environment, and no major adverse external factors, we seem certain to enter the New Year with a strong pipeline of ongoing business, very little debt and guarded optimism for the future.